BYLAW AMENDMENT

                       Approved by the Board of Directors
                                On April 6, 1998
                              Effective May 7,1998


Section 4(3)(1)(a) of the By-Laws of the Corporation is read in its entirety as follows:


         "(a) The size of the Board of Directors shall be no more than twelve, but not fewer than the number required by the Corporation's Articles of Incorporation or by Maryland law, with such number to be determined from time to time by a majority of the entire Board of Directors. The term of office of a Director shall not be affected by any decrease in the authorized number of Directors."